KH 2/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 07 2011 WASH, DC SECTION 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Financial International Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 Rural Street
(No. and Street)

Rockford (City) IL (State) 61107-3139 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 Rockford IL 61104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015559

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/15

WARNER FINANCIAL INTERNATIONAL INCORPORATED

ANNUAL AUDITED REPORT
For the Years Ended
December 31, 2010 and 2009

OATH OR AFFIRMATION

I, Richard Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Financial International Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY HANSEN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 16, 2013

Richard Warner
Signature

President
Title

Shirley Hansen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG
& CO. Camelot Tower · 1415 East State Street · Suite 608 · Rockford, Illinois 61104 · Phone (815) 964-9955 · Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying statements of financial condition of Warner Financial International Incorporated as of December 31, 2010 and 2009, and the related statements of income, cash flows, and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Financial International Incorporated as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
January 21, 2011

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS	2010	2009
CURRENT:		
Cash	$ 241	$ 9 647
Marketable equity securities, available for sale	39 020	33 549
Accounts receivable	17	21
TOTAL CURRENT ASSETS	39 278	43 217
FURNITURE AND FIXTURES	13 003	13 003
Less accumulated depreciation	13 003	13 003
NET FURNITURE AND FIXTURES	-	-
TOTAL ASSETS	$ 39 278	$ 43 217
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITY,		
Income tax payable	$ 69	$ 41
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued	1 000	1 000
Additional paid-in capital	19 886	19 886
Retained earnings	21 644	31 082
Accumulated other comprehensive income	(3 321)	(8 792)
TOTAL STOCKHOLDER'S EQUITY	39 209	43 176
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 39 278	$ 43 217

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUE,		
Commissions (net of refunds)	$ 10 641	$ 7 838
EXPENSES:		
Audit	3 500	3 300
Office repairs and maintenance	288	245
Licenses, dues and fees	1 050	1 075
Professional development	360	-
Contributions	775	450
	5 973	5 070
Income before income taxes	4 668	2 768
INCOME TAXES	70	51
NET INCOME	$ 4 598	$ 2 717

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4 598	$ 2 717
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	4	(16)
Income taxes	28	(19)
Net cash provided by operating activities	4 630	2 682
CASH FLOWS USED FOR FINANCING ACTIVITIES,		
Shareholder distributions	(14 036)	(18 700)
Increase (decrease) in cash	(9 406)	(16 018)
CASH, beginning of year	9 647	25 665
CASH, end of year	$ 241	$ 9 647

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2008	$ 1 000	$ 19 886	$ 47 065
COMPREHENSIVE INCOME			
Net income for year ended December 31, 2009	-	-	2 717
Other comprehensive income,			
Net change in unrealized gain in marketable equity securities available for sale	-	-	-
TOTAL COMPREHENSIVE INCOME	-	-	-
DISTRIBUTIONS	-	-	(18 700)
Balance, December 31, 2009	1 000	19 886	31 082
COMPREHENSIVE INCOME			
Net income for year ended December 31, 2010	-	-	4 598
Other comprehensive income,			
Net change in unrealized gain in marketable equity securities available for sale	-	-	-
TOTAL COMPREHENSIVE INCOME	-	-	-
DISTRIBUTIONS	-	-	(14 036)
Balance, December 31, 2010	$ 1 000	$ 19 886	$ 21 644

Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Total
$ -	$(20 854)	$ 47 097
2 717	-	2 717
12 062	12 062	12 062
$ 14 779	-	61 876
	-	(18 700)
	(8 792)	43 176
4 598	-	4 598
5 471	5 471	5 471
$ 10 069	-	53 245
	-	(14 036)
	$ (3 321)	$ 39 209

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a registered securities broker-dealer, located in Rockford, Illinois. The Company's primary sources of income are commissions on sales of mutual funds and other financial products.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are considered uncollectable at the time the financial statements are issued.

Comprehensive Income
Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Furniture, Equipment, and Depreciation
Furniture and equipment contributed as capital at date of incorporation are valued at estimated fair market value, in the amount of $10,000. Furniture and equipment acquired after this date are accounted for at cost. Depreciation of furniture and equipment are calculated using the accelerated method over estimated useful lives of five to seven years, for financial statement and income tax reporting purposes.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholder of an S Corporation is personally taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to Illinois corporate income tax.

NOTE 2 - MARKETABLE EQUITY SECURITIES

ASC 820, fair value measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable equity securities held by the Company at December 31, 2010 and 2009, consist of actively traded mutual funds which are valued at the net asset value of the shares held by the Company at year end (level 1).

2010		2009	
Original Cost	Market Value	Original Cost	Market Value
$ 43,429	$ 39,020	$ 43,429	$ 33,549

The net change in the unrealized gain for the years ended December 31, 2010 and 2009 was $5,471 and $12,062, respectively.

NOTE 3 - REGULATORY CAPITAL REQUIREMENT

Regulatory agencies require the Company to maintain a minimum net capital of $5,000. "Allowable" assets for the regulatory computation exclude the net book value of furniture and equipment and also exclude 15 percent of the estimated market value of certain marketable securities. At December 31, 2010 and 2009, the Company's regulatory net capital was $33,356 and $38,144 and exceeded the minimum amount by $28,356 and $33,144, respectively. The ratio of aggregate indebtedness to net capital at both December 31, 2010 and 2009, was .2 to 1.

NOTE 4 - INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. ("FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshhold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. The adoption of FIN 48 did not result in the creation of unrecognized tax benefits.

The Company files federal and Illinois tax returns. The Company is no longer subject to federal and Illinois income tax examinations by tax authorities for years before 2007.

The Company did not incur any interest expense or penalties related to its income tax obligations during either of the years ended December 31, 2010 or 2009.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure through January 21, 2011, the date the financial statements were available to be issued.

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying financial statements of Warner Financial International Incorporated as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated January 21, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg + Co.

Rockford, Illinois
January 21, 2011

WARNER FINANCIAL INTERNATIONAL INCORPORATED

COMPUTATION OF NET CAPITAL
AND BASIC NET CAPITAL REQUIREMENT
December 31, 2010

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 39,209
Less nonallowable assets from statement of financial condition	-
Net capital before haircuts on securities positions	39,209
Less haircuts on mutual funds at 15%	5,853
Net capital	$ 33,356
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital:	
Net capital as above	$ 33,356
Net capital requirement	5,000
Excess net capital at 100%	$ 28,356
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities	$ 69
Percentage of aggregate indebtedness to net capital	.2%

SCHEDULE II

WARNER FINANCIAL INTERNATIONAL INCORPORATED

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
December 31, 2010

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 33,425
Audit adjustments, State taxes	(69)
Net capital as currently reported on Schedule I	$ 33,356

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

In planning and performing our audit of the financial statements of Warner Financial International Incorporated for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Warner Financial International Incorporated in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended December 31, 2010. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
January 21, 2011

WARNER FINANCIAL INTERNATIONAL, INCORPORATED

INDEPENDENT ACCOUNTANTS' STATEMENT ON EXCLUSION FROM SIPC MEMBERSHIP
December 31, 2010

Warner Financial International Incorporated is excluded from SIPC membership under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act (SIPA) which excludes broker-dealers that exclusively sell variable annuities and mutual funds.